Exhibit 10.5
Detect cancer early, when it can be cured.
August 27, 2020
Gautam Kollu
gautam.kollu@gmail.com
DELIVERED VIA DOCUSIGN
Dear Gautam:
As you know, you and GRAIL, Inc. (the “Company”) are parties to an offer letter agreement, dated November 15, 2019 (the “Prior Offer Letter”), which sets forth the terms of your current employment arrangement with the Company.
GRAIL’s mission is to save lives by detecting cancer early, when it can be cured. We have the opportunity to change the understanding of biology, rewrite the practice of healthcare and, most importantly, to save millions of lives.
We are currently building the best Team in the world because we are working on this most important and exciting challenge. On behalf of the Team, I am thrilled to have you join to innovate, collaborate, and enable us to deliver on our promise.
We are pleased to extend to you (the “Employee”) this offer of continued employment with “Company” based on the terms and conditions set forth below in this amended and restated offer letter agreement (the “Agreement”). This Agreement amends and supersedes in its entirety the Prior Offer letter, effective as of the date hereof.
This offer is for the position of Chief Commercial Officer based in Menlo Park, CA. You will be responsible for such duties as may be assigned to you by management. You will report to the Chief Executive Officer, Hans Bishop.
For full-time regular employment, your annual base salary will be $400,000.00 USD, less applicable withholdings.
Your salary will be payable every other week, one week in arrears and subject to standard payroll deductions and withholdings. Your first paycheck will be prorated based on your employment start date.
You will be entitled to receive the Company’s standard benefits in accordance with GRAIL’s policies, the applicable plan documents, and benefit plan provisions. Please note that the Company may modify benefits from time to time as it deems necessary.
You will be eligible to participate in GRAIL’s Variable Compensation Plan (“VCP”). If your hire date is on or before October 1, you will be eligible to participate in the current year VCP on a prorated basis. If your hire date is after October 1, you will not be eligible to participate in the current year’s VCP, but will be eligible to fully participate in the following year’s VCP. Your VCP target is 50% of your base salary. You must continue to be employed by GRAIL on the date of payment in order to earn a VCP payment. Details of the VCP will be provided to you in the near future.

1525 O'Brien Drive Menlo Park CA 94025   /   www.GRAIL.com

Pursuant to the Prior Offer Letter, and subject to approval by the Company’s Board of Directors, the Company granted you an option to purchase 5,641,351 shares of the Company’s Class A common stock with an exercise price equal to the fair market value on the date of the grant, as determined by the Board of Directors. Subject to your continuing service with the Company, your stock option will continue to vest over a period of four years, with 25% vesting upon the first anniversary of the vesting commencement date and 1/48th vesting monthly thereafter. Your stock option will be subject to the terms and conditions of the Company’s 2016 Equity Incentive Plan (or any successor plan, the “Equity Plan”) and that certain Notice of Stock Option Grant and Stock Option Agreement, dated as of December 18, 2019 (the “Time-Based Option Agreement”), which you were required to sign as a condition of receiving the stock option.
Pursuant to the Equity Plan and that other certain Notice of Stock Option Grant and Stock Option Agreement, dated as of December 18, 2019 (the “Performance-Based Option Agreement” and, together with the Time-Based Option Agreement, the “Option Agreements”), the Company also granted you an option to purchase 1,762,922 shares of the Company’s Class A common stock with an exercise price per share equal to the fair market value of one share of the Company’s Class A common stock on the date of the grant, as determined by the Board of Directors. Subject to your continuing service with the Company, this stock option will commence vesting upon the date the Company’s Board of Directors determines in its reasonable discretion that the Company has, within 10 years from the date of grant of such stock options, delivered at least 250,000 multi-cancer blood tests for Commercial Use (as defined below) outside a protocol-controlled setting over a 3 year period, with 1/36th of this option vesting monthly over a period of three years, commencing from the date of the Company’s Board of Directors determination. “Commercial Use” means that the tests are being distributed (whether free of charge, partial charge or full charge) in order to lead to or facilitate a sale of the tests, and such distribution is not for a study, research, publication or other non-sale purpose. Within thirty (30) days following notification from the Company’s CEO that the Company believes the Commercial Use Objective has been achieved, the Company’s Board of Directors will make a determination regarding whether this Commercial Use objective has been achieved.
Under the Prior Offer Letter, as an added incentive, you were eligible for a one-time sign on payment in the amount of one hundred and forty thousand dollars ($140,000). The Company paid this amount to you in a lump sum following your commencement of employment with the Company. The payment was processed through our payroll department, with all appropriate taxes withheld. If you had been terminated for Cause prior to the date which marked the conclusion of your first twelve (12) months of employment, then you would have been required to repay a pro-rated portion of this signing bonus to the Company within 60 business days following your final day of employment.
In the event of your termination of employment by the Company without Cause or your resignation for Good Reason, in each case prior to the consummation of an initial public offering of the Company’s capital stock, the vested portion of any stock options you hold will be exercisable for a period of at least twenty-four (24) months (or the earlier of the expiration of the original term of such stock options and the termination of such stock options upon a Change of Control (as defined below) in accordance with the Equity Plan, if earlier). In the event of your termination of employment by the Company without Cause or your resignation for Good Reason, in each case following the consummation of an initial public offering of the Company’s capital stock, the vested portion of any stock options you hold will be exercisable in accordance with the terms of the Equity Plan and your stock option agreements.
If, at any time, the Company or any of its affiliates terminates your employment with the Company or its affiliates, respectively, without Cause (excluding as a result of death or disability) or you resign your employment for Good Reason, then you will be eligible to receive the following severance benefits from the Company contingent upon you providing the Company with a fully executed and irrevocable Separation and Release Agreement (as defined below):
1)a lump-sum severance payment equal to twelve (12) months of base salary paid on the 61st day following your termination;
2)a lump sum payment equal to 100% of your Target Bonus (based on a corporate performance multiplier of 100%) for the then-current fiscal year; paid on the 61st day following your termination;
3)reimbursement for twelve (12) months (the “Covered Period”) of the cost of your health benefits (provided that you elect continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), within the time period prescribed pursuant to COBRA for you and your eligible dependents) until the earliest of (A) the last day of the Covered Period, (B) the date upon which you and/or your eligible dependents becomes covered under similar plans or (C) the date upon which you cease to be eligible for coverage under COBRA (such reimbursements, the “COBRA Premiums”). However, if the Company determines in its sole discretion that it cannot pay the COBRA Premiums without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to you a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue your group health coverage in effect on the date of your termination of employment (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether you elect COBRA continuation coverage and will commence on the month following your termination of employment and will end on the earlier of (x) the date upon which you obtain other employment, (y) the date the Company has paid an amount equal to the payments for the entire Covered Period, or (z) March 15th of the calendar year following your termination. For the avoidance of doubt, the taxable payments in lieu of COBRA Premiums may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings. This entire subparagraph 2 is referred to as the “COBRA Benefit Arrangement”; and
4)accelerated vesting as to a number of shares subject to any option, restricted stock unit or any other form of equity that has been granted to you equal to 12 months of additional vesting (which includes the performance-based awards to the extent that the applicable objective has been achieved during your employment with the Company).
Your “Separation and Release Agreement” will be in substantially the form attached as Exhibit A to this offer letter and must be executed and become irrevocable within 60 days of your termination.
If, during the period beginning three (3) months before the announcement of the signing of a definitive agreement to consummate a Change of Control and ending twelve (12) months after the closing of the Change of Control, the Company or its successor terminates your employment with the Company without Cause (excluding death or disability) or you resign from such employment for Good Reason (a “Qualifying Termination”), then you will instead of the severance benefits set out directly above, receive the following severance benefits from the Company contingent upon you providing the Company with a fully executed and irrevocable Separation and Release Agreement (as referred to above):
1)a lump-sum severance payment equal to twelve (12) months of base salary paid on the 61st day following your termination;

2)a lump sum payment equal to 100% of your Target Bonus (based on a corporate performance multiplier of 100%) for the then-current fiscal year; paid on the 61st day following your termination;
3)the COBRA Benefit Arrangement with a Covered Period of twelve (12) months; and
4)accelerated vesting as to one hundred percent (100%) of the then-unvested portion of all of your outstanding Company equity awards, including awards that would otherwise vest only upon satisfaction of performance criteria with vesting of any performance-based awards as if all applicable performance criteria were achieved at target levels.
For the avoidance of doubt, if a Qualifying Termination occurs prior to the closing of a Change of Control, then any unvested portion of your outstanding equity awards will remain outstanding for up to three months so that any additional benefits that may be due can be provided if a Change of Control closes within three months following the Qualifying Termination under this paragraph. However, in no event will your equity awards remain outstanding beyond the equity award’s original expiration date or to the extent terminated under the Company’s 2016 Equity Incentive Plan (or any successor plan). If no Change of Control closes within three months of the Qualifying Termination, any unvested portion of your equity awards automatically will be forfeited permanently without having vested.
Notwithstanding anything to the contrary in the Company’s 2016 Equity Incentive Plan (or any successor plan) or any equity award agreements, if unvested Company equity awards are not assumed by an acquirer or the successor entity in a Change in Control or other merger, consolidation or similar transaction involving the Company, your unvested Company equity awards shall accelerate in full as of immediately prior to the closing of such transaction.
For purposes of this Agreement, “Good Reason” means your resignation within thirty (30) days following the end of the Cure Period (as defined below), based on one or more of the following events taking place without your consent: (i) a diminution by the Company in your base salary and target bonus by more than 10%; (ii) a material reduction of your authority, duties, or responsibilities (including reporting responsibilities) relative to your authority, duties, or responsibilities in effect immediately prior to such reduction; (iii) the relocation of your principal work location to a facility or a location more than thirty-five (35) miles from your prior work location; (iv) the Company’s material breach of this Agreement or any other employment or compensation-related agreement with you; or (v) the Company’s failure to obtain the assumption of this Agreement by any acquiror or successor entity following a Change of Control. In order for an event to qualify as Good Reason, you must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within sixty (60) days of the initial existence of the grounds for Good Reason and a reasonable cure period of thirty (30) days following the date of written notice (the “Cure Period”), and such grounds must not have been cured during such time.
For purpose of this Agreement, “Cause” means: (i) an intentional act of fraud, embezzlement, theft or any other material violation of law that occurs during or in the course of your employment with the Company; (ii) the willful and continued failure to substantially perform your material lawful duties for the Company (other than as a result of incapacity due to physical or mental illness or disability); (iii) intentional material breach of any of the Company’s material policies, this Agreement or any agreements you enter with the Company that causes harm to the Company; or (iv) your commission of any tortious act, unlawful act or malfeasance that is demonstrably and materially injurious to the Company, monetarily or otherwise; provided that, in the case of clauses (ii) and (iii) above, you receive a written notice from the Company which describes the basis for the Company’s belief that you have engaged in conduct constituting Cause with thirty (30) days to take corrective action.

For purposes of the severance benefits provided for in this Agreement, “Change of Control” means a “Corporate Transaction” as defined in the Company’s 2016 Equity Incentive Plan, but without regard to any qualifier that purports to exclude a transaction that does represent a change in control transaction described in U.S. Treasury Regulation 1.409A-3(i)(5)(v) or 1.409A-3(i)(5)(vii).
To the extent (i) any payments to which you become entitled under this Agreement, or any agreement or plan referenced herein, in connection with your termination of employment with the Company constitute deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified” employee under Section 409A of the Code, then such payment or payments will not be made or commence until the earlier of (i) the expiration of the six (6)-month period measured from the date of your separation from service and (ii) the date of your death following such separation from service; provided, however, that such deferral will be effected only to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any payments which would have otherwise been made during that period (whether in a single sum or in installments) in the absence of this paragraph will be paid to you or your beneficiary in one lump sum (without interest). To the extent that any provision of this Agreement is ambiguous as to its exemption or compliance with Section 409A, the provision will be read in such a manner so that all payments hereunder are exempt from Section 409A to the maximum permissible extent, and for any payments where such construction is not tenable, that those payments comply with Section 409A to the maximum permissible extent. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment will be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this Agreement (or referenced in this Agreement) are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the regulations under Section 409A. No severance or separation payments payable to you until you have a “separation from service” within the meaning of Section 409A.
In the event that the severance and other benefits provided for in this Agreement or otherwise payable to you (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this paragraph, would be subject to the excise tax imposed by Section 4999 of the Code, then your severance and other benefits under this Agreement shall be payable either (i) in full, or (ii) as to such lesser amount which would result in no portion of such severance and other benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits under this Agreement, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. Any reduction shall be made in the following manner: first a pro-rata reduction of (i) cash payments subject to Section 409A of the Code as deferred compensation and (ii) cash payments not subject to Section 409A of the Code, and second a pro rata cancellation of (i) equity-based compensation subject to Section 409A of the Code as deferred compensation and (ii) equity-based compensation not subject to Section 409A of the Code, with equity all being reduced in reverse order of vesting and equity not subject to treatment under Treasury regulation 1.280G- Q & A 24(c) being reduced before equity that is so subject. Unless the Company and you otherwise agree in writing, any determination required under this paragraph shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this paragraph, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this paragraph. The Accountants shall deliver to the Company and you sufficient documentation for you to rely on it for purpose of filing your tax returns. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this paragraph.
Your employment will continue to be at-will, which means it may be terminated at any time by you or the Company with or without notice or cause. Any prior representations to the contrary are hereby superseded by this Agreement. This at-will employment relationship cannot be changed except by written agreement signed by the CEO of the Company. Please also note the terms of your employment including reporting relationships may change based on business needs.
To ensure the timely and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, negotiation, execution, or interpretation of this Agreement, your employment, or the termination of your employment, including but not limited to statutory claims, will be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco, California conducted by JAMS, Inc. or its successor (“JAMS”) under JAMS’ then applicable rules and procedures for employment disputes (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/ ). By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity and may not preside over any form of representative or class proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS’ arbitration fees in excess of the amount of court fees that would be required of you if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.
As a Company employee you will be expected to abide by all Company policies and procedures and sign and comply with (or, as applicable, continue to be bound by) the Company’s standard form of Proprietary Information and Invention Agreement, which, among other things, prohibits unauthorized use or disclosure of the Company’s proprietary information. Under the Prior Offer Letter, your employment offer was also contingent on all of the following: (1) providing proof of your eligibility to work in the United States, (2) signing of the Proprietary Information and Invention Agreement, the Arbitration Agreement and any other new hire paperwork on or before your first day of employment and (3) satisfactory results of a background check which the Company may initiate at a later date, pursuant to a form of notice and consent that you agreed to complete and sign. The terms of this Agreement cannot be changed (except for those changes expressly reserved to the Company’s discretion in this Agreement) without a written modification signed by you and a duly authorized officer of the Company. The terms herein supersede any other agreements or promises made to you by anyone, whether oral or written, and they are governed by the laws of the state of California without regard to conflicts of laws principles.
If the foregoing accurately reflects our agreement, please so indicate no later than three business days from receipt of this Agreement.
On behalf of all GRAILers, I look forward to welcoming you to the incredible GRAIL journey!

Sincerely,

/s/ Hans Bishop

Hans Bishop
Chief Executive Officer GRAIL, Inc.

Accepted:

/s/ Gautam Kollu	August 27, 2020
Gautam Kollu	Date